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Exhibit 99.1

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For Immediate Release
July 31, 2003

DRAXIS Initiates Phase II Clinical Trials of INFECTON

Diagnostic radiopharmaceutical for imaging infection
moves to next stage of development

        Mississauga, Ontario, July 31, 2003—DRAXIMAGE Inc., the radiopharmaceutical subsidiary of DRAXIS Health Inc. (TSX: DAX, Nasdaq: DRAX) has received Health Canada approval to initiate two Phase II clinical studies of INFECTON™, a novel radiopharmaceutical diagnostic imaging agent for detecting and determining the location of infection in patients with difficult-to-diagnose signs and symptoms. The Phase II studies follow the recent successful completion of a Phase I safety and dosimetry trial in Canada and previous clinical research outside North America coordinated by the International Atomic Energy Agency.

        INFECTON combines the widely used antibiotic, ciprofloxacin, with Technetium (99mTc), the most commonly used radioisotope in nuclear medical imaging. The INFECTON™ Kit for the preparation of 99mTc-ciprofloxacin is a diagnostic radiopharmaceutical that has the potential to selectively distinguish infection from inflammation by binding directly with an essential component of the bacterial DNA replication system.

        The first of the two Phase II studies is a single-dose, open-label, multi-centre trial involving 30 diabetic patients suffering from clinically confirmed bacterial infections of the foot. Enrollment will begin in August 2003 and the study is expected to be completed by the end of 2003. The principle investigator is Dr. Raymond Taillefer at Hôpital Hotel-Dieu, Centre Hospitalier de L'Université de Montréal. The primary objective of this study is to examine the extent of uptake of INFECTON in diabetic patients with documented infections of the foot.

        The second study will examine and compare the uptake of INFECTON in patients either with known soft tissue infections or chronic inflammatory conditions. A total of 50 patients with definitive bacterial infection or confirmed chronic aseptic inflammatory condition will be enrolled in the single-dose, open-label, multi-centre trial. Enrollment in this study is expected also to begin in August 2003 and continue into the beginning of 2004. The purpose of this second study is to describe the time-dependent imaging characteristics of INFECTON and determine the potential to distinguish between an area of infection and an area of inflammation based on kinetics and imaging patterns.

        "These two Phase II studies will provide the necessary proof of concept for the further clinical development of INFECTON as an imaging agent for detecting bacterial infections," said Dr. Richard Flanagan, President of DRAXIMAGE Inc. "The INFECTON™ Kit has the potential to replace several existing imaging procedures that are non-specific for infection, including white blood cell imaging, which is not only complex but also involves some risk in handling human blood."

        Despite drawbacks, there were over 70,000 white blood cell procedures in 2000 in the U.S. and sales of the agents for this procedure alone were estimated by Bio-Tech Systems, Inc. to be in the range $20 to $22 million. It is anticipated that INFECTON will be useful for imaging infection in several serious medical conditions such as fever of unknown origin, osteomyelitis, pneumonia, tuberculosis, wound infection, abdominal abscess, equivocal appendicitis and opportunistic infections in immune compromised patients.

        The Phase I study of INFECTON conducted in Canada during the first half of 2003 examined product safety, pharmacokinetic parameters and radiation dosimetry in normal healthy volunteers. INFECTON was found to be safe and well tolerated by the subjects at the administered dosages. The results of the study provided baseline standard information on the normal distribution pattern of INFECTON in the absence of infection.

        INFECTON has previously been studied in a multi-centre clinical research project involving a series of 879 patients and co-ordinated by the International Atomic Energy Agency. The results of the project were encouraging and were characterized by high sensitivity and specificity for the detection of bacterial infection in a large variety of infectious conditions.

        About DRAXIMAGE Inc.

        DRAXIMAGE discovers, develops, manufactures and markets diagnostic imaging and therapeutic radiopharmaceuticals for the global marketplace. Products currently marketed by DRAXIMAGE include a line of lyophilized technetium-99m kits used in nuclear imaging procedures, a line of imaging and therapeutic products labeled with a variety of isotopes including radioiodine, and BrachySeed™, a next-generation brachytherapy implant for treating prostate cancer. DRAXIMAGE has several products in late-stage development, including three technetium-99m-based diagnostic imaging products: Fibrimage® for imaging deep vein thrombosis currently in Phase III, Amiscan™ for the early diagnosis of acute myocardial infarct currently in Phase II, and INFECTON™ for imaging infection.

        About DRAXIS Health Inc.

        DRAXIS Health Inc. is a specialty pharmaceutical company involved in the development, production, marketing and distribution of therapeutic and diagnostic radiopharmaceuticals through DRAXIMAGE Inc. and in the provision of pharmaceutical contract manufacturing services, specializing in liquid and freeze-dried injectables and other sterile products through DRAXIS Pharma Inc. DRAXIS Health employs nearly 400 staff and reported sales in 2002 in excess of US$38 million.

        Except for historical information, this news release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 as amended, which involve risk and uncertainties that may cause actual results to differ materially from the statements made. Such factors include, but are not limited to, timely regulatory approval of the Company's products, the ability to obtain and enforce effective patents, the establishment and maintenance of new corporate alliances, compliance with appropriate governmental regulations, and other risks detailed from time-to-time in the Company's filings with the US Securities and Exchange Commission and Canadian securities authorities. The Company does not undertake to update such forward-looking statements to reflect new information, later events or developments.

FOR FURTHER INFORMATION PLEASE CONTACT:

DRAXIS Health Inc.
Jerry Ormiston, Investor Relations
Phone: 877-441-1984

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DRAXIS Initiates Phase II Clinical Trials of INFECTON